

SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca





05005177

BY MAIL

January 5, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of December 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna
Corporate Secretary

dlw 1/13

NEWS RELEASE

SUPERIOR DIAMONDS INC.
SOUTHWESTERN RESOURCES CORP.

SUPERIOR DIAMONDS PROPOSES A $600,000 FINANCING

Not for Distribution to U.S. News Wire Services or for Dissemination in the United States

December 2, 2004

Vancouver BC - **Superior Diamonds Inc. (SUP-TSXV)** announced today that it has agreed to sell on a private placement basis an aggregate of 1,500,000 common shares of the Company at a price of $0.40 per share, for gross proceeds of $600,000.

Southwestern Resources Corp. (SWG-TSX) will, subject to regulatory acceptance, be the sole private placee and purchase the 1,500,000 common shares from Superior Diamonds. Southwestern currently owns 15.2% of the outstanding shares of the Company, and the proposed private placement will increase Southwestern's interest in Superior Diamonds to approximately 19.79%.

Superior Diamonds intends to use the net proceeds from the private placement for the purposes of carrying out further exploration on its projects in Québec and Ontario and for unallocated working capital.

Superior Diamonds has a large land position in northern Ontario and has acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. Southwestern owns 15.2% interest and Aurora Platinum Corp. owns 26% of the outstanding shares of the Company.

Southwestern Resources Corp. is exploring in several countries for precious and other base metals, including the Boka Gold Project in China with Team 209 and the Liam Gold-Silver Project in Peru with Newmont Peru. The Company has a number of significant joint ventures and wholly owned properties.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
info@superiordiamonds.ca
www.superiordiamonds.ca

John G. Paterson, President
Southwestern Resources Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com
www.swgold.com



SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

APPLICATION MADE TO EXTEND TERM OF WARRANTS

December 14, 2004

Vancouver, BC - **Superior Diamonds Inc. (SUP-TSXV)** announced today that it has made application to the TSX Venture Exchange to extend the term of two series of Share Purchase Warrants and Agent's Warrants for one additional year. Exercise prices will not be amended.

If accepted by the Exchange, holders of the following series will be entitled to exercise warrants as detailed below:

Warrant Series	Date Issued	Number Warrants Outstanding	Current Exercise Price	Current Expiry Date	Proposed Expiry Date
B-SUP	Dec. 31, 2002	357,143	$1.20	Dec. 31, 2004	Dec. 31, 2005
B-SUP Agents	Dec. 31, 2002	71,428	$0.80	Dec. 31, 2004	Dec. 31, 2005
D-SUP (FT)	Dec. 31, 2003	402,009	$0.90	Dec. 31, 2004	Dec. 31, 2005
D-SUP (FT) Agents	Dec. 31, 2003	80,402	$0.75	Dec. 31, 2004	Dec. 31, 2005
D-SUP (NFT)	Jan. 16, 2004	466,000	$0.90	Jan. 16, 2005	Jan. 16, 2006
D-SUP (NFT) Agents	Jan. 16, 2004	93,200	$0.75	Jan. 16, 2005	Jan. 16, 2006

Superior Diamonds has a large land position in northern Ontario and has acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture. Southwestern owns 15.2% interest and Aurora Platinum Corp. owns 26% of the outstanding shares of the Company.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

NEWS RELEASE

SUPERIOR DIAMONDS INC.
SOUTHWESTERN RESOURCES CORP.

PRIVATE PLACEMENT CLOSES

December 17, 2004

Vancouver BC - **Superior Diamonds Inc. (SUP-TSXV)** announced today that the proposed private placement disclosed on December 2, 2004 has closed and it has received gross proceeds of $600,000 through the sale of 1,500,000 common shares at a price of $0.40 per share. The securities are subject to a four month hold period expiring April 18, 2005.

Southwestern Resources Corp. (SWG-TSX) was the sole private placee and purchased the 1,500,000 common shares from Superior Diamonds. Southwestern previously owned 15.2% of the outstanding shares of Superior Diamonds and as a result of this private placement now owns an aggregate of 19.79% of the shares. Southwestern Resources has acquired the shares for investment purposes and has no current intention to increase the beneficial ownership, control or direction of Superior Diamonds.

Superior Diamonds intends to use the net proceeds from the private placement for the purposes of carrying out further exploration on its projects in Québec and Ontario and for unallocated working capital.

Southwestern Resources is an insider of Superior and thus the private placement is considered to be a "related party transaction" as defined under Ontario Securities Commission Rule 61-501 (the "Rule"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule as neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of Superior's market capitalization.

Superior Diamonds has a large land position in northern Ontario and has acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Strongbow Resources Inc. (formerly Navigator Exploration Corp.). Aurora Platinum Corp. also owns 26% of the outstanding shares of the Company.

Southwestern Resources Corp. is exploring in several countries for precious and other base metals, including the Boka Gold Project in China with Team 209 and the Liam Gold-Silver Project in Peru with Newmont Peru. The Company has a number of significant joint ventures and wholly owned properties.

-30-

For more information, please contact:

Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
info@superiordiamonds.ca
www.superiordiamonds.ca

John G. Paterson, President
Southwestern Resources Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com
www.swgold.com



SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

EXTENSION OF TERM OF WARRANTS APPROVED

December 20, 2004

Vancouver, BC - **Superior Diamonds Inc. (SUP-TSXV)** announced today that the TSX Venture Exchange has consented to a one-year extension in the expiry date of the following Share Purchase and Agents' Warrants:

Warrant Series	Number Warrants Outstanding	Current Exercise Price	Current Expiry Date	New Expiry Date
B-SUP	357,143	$1.20	Dec. 31, 2004	Dec. 31, 2005
B-SUP Agents	71,428	$0.80	Dec. 31, 2004	Dec. 31, 2005
D-SUP (FT)	402,009	$0.90	Dec. 31, 2004	Dec. 29, 2005
D-SUP (FT) Agents	80,402	$0.75	Dec. 31, 2004	Dec. 29, 2005
D-SUP (NFT)	466,000	$0.90	Jan. 16, 2005	Dec. 29, 2005
D-SUP (NFT) Agents	93,200	$0.75	Jan. 16, 2005	Dec. 29, 2005

Superior Diamonds has a large land position in northern Ontario and has acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Strongbow Resources Inc. Southwestern Resources Corp. owns a 19.79% interest and Aurora Platinum Corp. owns a 26% interest in the Company.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca